Exhibit 99.1

CAE Completes $700 million Private Placement Subscription Receipt Offering

Montreal, March 4, 2021 – (NYSE: CAE; TSX: CAE) – CAE today announced that it has completed its previously announced private placements of subscription receipts (the “Private Placements”) to Caisse de dépôt et placement du Québec (“CDPQ”) and GIC Private Limited (“GIC”) of an aggregate of 22,400,000 subscription receipts at a price of $31.25 per subscription receipt for aggregate gross proceeds of C$700 million (approximately US$550 million).

The proceeds from the Private Placements will be held in escrow and are intended to be used by CAE to fund a portion of the purchase price for its previously announced proposed acquisition of L3Harris Technologies’ Military Training business (the “Acquisition”).

Each subscription receipt will entitle the holder to receive one common share of CAE as well as a commitment fee upon and subject to closing of the Acquisition.

The closing of the Acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions.

The subscription receipts and the common shares of CAE have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States or province of Canada and may not be offered, sold or delivered, directly or indirectly, within the United States or to U.S. persons or in Canada except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state or Canadian securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, Canada or elsewhere.

About CAE

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries. www.cae.com

Follow us on Twitter @CAE_Inc and @CAE_Defence

Facebook: www.facebook.com/cae.inc

LinkedIn: www.linkedin.com/company/cae

About CDPQ

At Caisse de dépôt et placement du Québec (CDPQ), we invest constructively to generate sustainable returns over the long term. As a global investment group managing funds for public retirement and insurance plans, we work alongside our partners to build enterprises that drive performance and progress. We are active in the major financial markets, private equity, infrastructure, real estate and private debt. As at December 31, 2020, CDPQ’s net assets total CAD 365.5 billion. cdpq.com

About GIC

GIC is a leading global investment firm established in 1981 to manage Singapore’s foreign reserves. A disciplined long-term value investor, GIC is uniquely positioned for investments across a wide range of asset classes, including equities, fixed income, private equity, real estate and infrastructure. GIC invests through funds and directly in companies, partnering with its fund managers and management teams to help world-class businesses achieve their objectives. GIC has investments in over 40 countries and has been investing in emerging markets for more than two decades. Headquartered in Singapore, GIC employs over 1,700 people across 10 offices in key financial cities worldwide. For more information about GIC, please visit www.gic.com.sg

CAE contacts:

Hélène V. Gagnon, Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility +1-514-340-5536, helene.v.gagnon@cae.com

Investor relations:

Andrew Arnovitz, Senior Vice President, Strategy and Investor Relations,

+1-514-734-5760, andrew.arnovitz@cae.com

Caution concerning forward-looking statements

This press release includes forward-looking statements, which include, without limitation, statements relating to the Acquisition, the Private Placements, available liquidities, the use of proceeds of the Private Placements, the expected timing of, and conditions precedent to, completion of the Acquisition; and other statements that are not historical facts. Although CAE believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements since no assurance can be given that they will prove to be correct.

Forward-looking statements can generally be identified by the use of forward-looking terminology such as “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements, including risks and uncertainties relating to the following: the failure to close the Acquisition or change in the terms of the Acquisition; the uncertainty of obtaining in a timely manner, or at all, the requisite regulatory approvals required to complete the Acquisition; exchange rate and foreign currency exposure risks. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE or L3Harris Military Training. The completion of the Acquisition is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, and there can be no assurance that the Acquisition will be completed. There can also be no assurance that if the Acquisition is completed, the strategic and financial benefits expected to result from the Acquisition will be realized.

These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. While management considers these assumptions to be reasonable and appropriate based on information currently available, there is risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of March 4, 2021 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of the Acquisition and the Private Placements. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions

The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: our liquidity from our cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences of changes in regulations affecting our business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2020. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. As it relates to the Acquisition or the combined company following the Acquisition, the assumptions underlying the forward-looking statements this press release include, without limitation, the receipt of all requisite regulatory approvals required to complete the Acquisition in a timely manner and on terms acceptable to CAE; as well as the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates.

Other Material risks

Other important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2020 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2020 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

3